FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

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Paris, September 2, 2004

PRESS RELEASE

2004 first-half results

SUEZ: Net profit of EUR 1.3 billion

•	Net income, Group share, EUR 1.3 billion and net current income, Group share, EUR 547 million (+32.5%), with a growth in operating results outpacing the rise in revenues

Half year results reflect operating performances by the Group’s businesses.

-	solid organic growth in revenues and gross operating income (EBITDA): +5.2% and +8.1% respectively;

-	strong growth in net current income, Group share (NCIgs): EUR 547 million (+32.5%). The Group’s four business lines and their divisions all contributed positively to net current income, Group share. SUEZ Environment recorded a swift turnaround: + EUR 92 million[1] increase in NCIgs.

-	EUR 753 million capital gain on the sale of M6;

-	net income, Group share: EUR 1.3 billion for 1st-half 2004 reflecting further improvement in the Group’s operating performance and the M6 capital gain.

•	Strategy implemented by SUEZ is focused in particular on ongoing financial discipline

-	priority placed on profitable growth in Energy and Environment;

-	withdrawal from the Communications sector;

-	continued streamlining of the portfolio of activities: enhanced profitability and improved risk profile;

-	financial discipline based on more selective investments, working capital management and the continuing cost reduction program (Optimax) resulted in improved cash generation and reduced debt:

•	cost control: an objective of at least EUR 900 million in savings for the end of 2004 compared to 2002 cost basis;

•	substantial increase in net cash flow[2] generated by the Group (+84.6%);

•	net debt reduced by EUR 1,2 billion to EUR 13.8 billion (gearing ratio: 112%) versus EUR 15 billion at December 31, 2003 and EUR 20.3 billion at June 30, 2003.

•	Positive outlook for 2004

-	pursuit of solid, organic revenue growth; growth in gross operating income and net current income, Group share, exceeding that of revenues;

-	return on capital employed (ROCE): objective approximately 11% already in 2004.

Commenting on these results, Gérard Mestrallet, SUEZ Chairman and CEO, stated: “Positive net results come from a Group strategy focused on a more profitable and solid growth model, and confirms the turnaround of SUEZ. The rise in profits has outpaced revenue growth, reflecting the Group’s increased profitability and its positive outlook for 2004 as a whole. During first half the Group recorded strong performances in the Energy business and a rapid improvement in results in the Environment business. All of SUEZ’s divisions are profitable. The Group is well positioned to benefit from the opening up of the energy market in Europe which occurred on July 1st”.

[1]	Excluding Nalco disposal.
[2]	Net cash flow = cash flow – working capital variance - all investments.

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1.	Net income, Group share, EUR 1.3 billion and net current income, Group share, EUR 547 million (+32.5% ), with a growth in operating results outpacing the rise in revenues

•	Solid organic growth in revenues and gross operating income (EBITDA), as well as gross operating income after depreciation, amortization and provisions (EBIT)

•	Revenues

With an organic growth of +5.2%, excluding the impact of disposals, exchange rates, changes in Group structure and the decline in natural gas prices, Group revenues amounted to EUR 19.9 billion as at June 30, 2004. In actual terms, revenues progressed by +2.4%, excluding Nalco.

Following the disposal of the communications sector companies, revenues are now entirely generated by the Group’s Energy and Environment businesses.

During 1st-half 2004 the Group recorded several commercial successes, with both industrial and municipal customers, both in Energy (CNR, Accor, Berlin, SNCF, TESI contracts, Zeebrugge, Barcelona, Palermo, Verona, Oman…) and in Environment (including Sanya, OIS contracts, Cottbus, Casablanca, Valenton, Dijon, San Luis Potosi, Halifax, Moscow, Liège…) reflecting its sustained commercial dynamism.

The Group generates 89% of total revenues in Europe and North America, with Europe alone accounting for 80%.

•	Organic growth in gross operating income (EBITDA) outpaced organic growth in revenues

Gross operating income recorded organic growth of +8.1% to EUR 3,246 million, versus +0.6% for 1st-half 2003. On an actual basis it decreased 6.2% due mainly to the disposals of Nalco and M6 and the termination of insufficiently profitable contracts.

Gross operating income in Energy amounts to EUR 2,372 million, or +9.4% organic growth.

This improvement is attributable to the combined effect of good performances from:

-	Electricity & Gas Europe (EUR 1,436 million, with organic growth of +7.6% and actual growth of +5.4%), thanks to margins stability in the Benelux countries and good performances in Europe as a whole within the framework of the opening up of energy markets;

-	Electricity & Gas International (EUR 639 million, with organic growth of +16.4% and actual growth of +2.8%) where growth was driven mainly by the start-up of new power plants, good results in Brazil and continued development of the LNG activities;

-	Energy and Industry Services (EUR 298 million, with organic growth of +4.5% and actual growth of +7.7%) which benefited from good performances by Elyo, combined with cost reductions and the increased profitability of contracts at Fabricom.

On an actual basis Energy gross operating income growth amounted to +5%.

Gross operating income in Environment amounted to EUR 950 million, or +1.3% organic growth. In particular, organic growth at the European Water division was sustained (+5.8%). Overseas, difficult situations are under control and loss-making activities eliminated.

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On an actual basis, Environment gross operating income decreased by 20.6% or EUR 247 million, mainly after taking account of Nalco and Cespa disposals.

•	strong organic growth in gross operating income after depreciation, amortization and provisions (EBIT)

Gross operating income after depreciation, amortization and provisions amounted to EUR 1,905 million, an organic growth rate of +12.4%.

Energy advanced by +9.4% to EUR 1,583 million and Environment by +12.7% to EUR 429 million. Organic growth in EBIT exceeded that of gross operating income due to a reduction in depreciation and provisions, a result of the disposals (Nalco, Communications sector and Cespa), the progressive reduction of the depreciation of the Belgium nuclear plants whose operating license was extended to 40 years, as well as the Group’s less capital-intensive activities.

•	Strong growth in net current income, Group share (+32.5%)

Net current income, Group share came to EUR 547 million, an increase of +32.5%. The Group’s four business lines and all of their divisions contributed positively to net current income, Group share. This growth was driven largely by the strong rise at SUEZ Environment (+ EUR 92 million). Energy net current income increased by EUR 26 million.

•	Positive net current income, Group share

Net income amounted to EUR 1,309 million, comprising the net current income, Group share (EUR 547 million) and the capital gain generated on the M6 sale (EUR 753 million), which was booked during first-half 2004.

2.	Strategy implemented by SUEZ is focused in particular on ongoing financial discipline

The Group’s priority during the first six months of 2004 was the profitable growth of the Energy and Environment businesses. The withdrawal from Communications (M6, Noos, Paris Première), announced in September 2003, was finalized during the period. The Group also continued to streamline its portfolio of activities, both in Energy and Environment, thereby improving its profitability and enhancing its risk profile.

•	Cost control measures

Cost control measures resulted in growth in gross operating income (EBITDA) and gross operating income after amortization, depreciation and provisions (EBIT) outstripping the rise in revenues. The Optimax cost reduction program was continued in 2004. Taking into account savings already recorded, the Group confirms its objective of at least EUR 900 million in cost savings at the end of 2004, versus EUR 585 million at the end of 2003.

•	Substantial increase in net cash flow generated by the Group: +84.6%

Net cash flow generated by the Group was up sharply (+84.6%) to EUR 866 million. This cash flow increase is the result of the SUEZ growth model, which is at the core of its business strategy: a focus on less capital-intensive assets, which generate high returns.

3/7

The Group’s current cash flow from operations3 was EUR 2,538 million, representing organic growth of +9.3% (down 2.4% in actual terms taking into account foreign exchange fluctuations and changes in Group structure). Exceptional cash out amounts to EUR 225 million and mainly concerns restructuring and withdrawal from insufficiently profitable contracts.

•	Further reduction in Group net debt

After dividends payment in May (EUR 1.4 billion), the Group’s net debt stood at EUR 13.8 billion compared with EUR 20.3 billion at June 30, 2003 and EUR 15 billion at December 31, 2003. This further reduction in net debt results from net cash flow generation (+ EUR 866 million) and asset disposals during the period (mainly M6).

•	Sound credit ratios

The Group’s main credit ratios* continue to improve:

•	EBITDA / net interest expense: 6.1x at June 30, 2004 vs. 5.2x at June 30, 2003;

•	Net debt / EBITDA: 2.3x at June 30, 2004 vs. 3.1x at June 30, 2003;

•	Cash flow from operations / net debt: 28.2% at June 30, 2004 vs. 20.5% at June 30, 2003;

•	Gearing ratio 112%

*	Last 12 months, excluding Nalco (06/30/2004).

3.	Positive outlook for 2004

For the period 2004-2006 SUEZ priorities will be consistent with the strategic choices taken by the Group, which have already been reflected in its results for 1st-half 2004. The Group will pursue the implementation of an industrial strategy based on performance and profitability objectives, offering its customers innovative, competitive solutions on a daily basis.

Outlook for 2004 as a whole :

-	pursuit of solid, organic revenue growth; growth in gross operating income and net current income, Group share, exceeding that of revenues;

-	return on capital employed (ROCE): objective approximately 11% already in 2004 (compared to the original deadline of 2006).

In 2004-2006, financial discipline will be reinforced to favor cash generation:

-	a commitment to value creation via organic growth, selective development and cost control (Optimax),

-	increase net cash flow.

SUEZ (www.suez.com) is a worldwide industrial and services Group, active in sustainable development, providing companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges and supports Paris as the site for the 2012 Olympic Games.

[3]	Current cash flow from operations = Cash flow before exceptional items.

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Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

SUEZ respected a minute of silence the day of the funerals for the victims of the Ghislenghien catastrophe that took place last July 30.

During the Board meeting of September 1st 2004, SUEZ Board was kept aware of the tragedy.

On behalf of SUEZ, the Board wished to express their deepest sympathy to the victims of this tragedy and their families.

Press Contacts:	Contacts for financial analysts:

France: Anne Liontas: +331 4006 6654 Catherine Guillon: +331 4006 6715 Antoine Lenoir: +331 4006 6650	Arnaud Erbin: +331 4006 6489 Eléonore de Larboust: +331 4006 1753 Bertrand Haas: +331 4006 6609
Belgium:

Guy Dellicour: +322 370 34 05

This release is also available on the Internet: http://www.suez.com

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Summary balance sheet at 06/30/04

In €m

Assets	12/03	06/04		Liabilities	12/03	16/04
				Equity, group share	6,896	7,445
Fixed assets	41,630	40,438		Minority interests	4,848	4,874
				Total equity	11,743	12,319
Current assets	16,617	15,940		Spec.accts. Concessions	4,847	4,918
				Provisions	10,440	10,233
				Financial liabilities	26,694	24,001
Cash and cash equiv.	11,703	10,205	*	Other liabilities	16,225	15,112

Total Assets	69,950	66,583		Total Liabilities	69,950	66,583

*	Includes €1.8bn in marketable securities due > 3 months at 06/30/04

Summary income statement 06/30/04

In €m	06/30/03	03/30/04
Revenues	20,684	19,921

Operating income before amortization and provisions	3,286	3,098
Amortization and provisions	(1,496)	(1,211)
Financial income (loss)	(473)	(375)
Earnings before exceptional items and tax	1,317	1,511
Exceptional income (loss)	(2,016)	837
Tax	(361)	(480)
Equity affiliates	84	73
Minority interests	497	517
Amortization of goodwill, group share	(169)	(115)

Net income, group share	(1,642)	1,309

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Cash flow statement

In €m	06/30/03	06/30/04
Operating cash flow	2,287	2,313
Change in working capital requirements*	130	(313)

Cash flow from operating activities	2,417	2,000

Tangible and intangible investments	(1,352)	(935)
Financial investments**	(628)	(232)
Disposals and other investment flows	3,365	1,776

Cash flow from investment activities	1,385	609

Dividends paid	(1,543)	(1,441)
Balance of reimbursement of debt / new debt	(738)	(2,816)
Other cash flows	14	100

Cash flow from financial activities	(2,267)	(4,156)

Impact of currency, accounting practices and other	(110)	138
Cash and cash equivalents at the beginning of the year	7,875	9,803

Total cash flows for the period	1,425	(1,409)

Cash at year-end***	9,300	8,394

*	Includes change in quasi -liquid market. sec.
**	Excluding change in financial assets related debt
***	Quasi-liq. marketable sec. (< 3 mon), i.e. €2.2bn at 6/30/04
+	cash equivalents ( €6.2bn at 6/30/04)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : September 3, 2004	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary